UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of  June    , 2004

Commission File Number     333-07828

VIRGIN EXPRESS HOLDINGS PLC

(Translation of registrant’s name into English)

England

(Jurisdiction of incorporation or organization

120 Campden Hill Road, London, W8 7AR England

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934)

Yes	☐	No	☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).
82-                             . )

The purpose of this Form 6-K is to file with the Commission the attached press release issued by the Company on June 24, 2004.

SIGNATURES

Pursuant the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIRGIN EXPRESS HOLDINGS PLC
(Registrant)

Date: June 25, 2004	By:	Neil Burrows
Name: Neil Burrows
Title: Managing Director

Press Release

Virgin Express Holdings PLC (Euronext Brussels: VIRE; OTC Bulletin Board: VIRGY), London, Thursday 24th June 2004

Virgin Express Reduces Seasonal Loss for 1st Quarter 2004 by 30%

Highlights

•                  Seasonal loss of EUR 8.2 million versus EUR 11.7 million last year.

•                  Unit costs down 18%.

•                  Outstanding on time performance exceeding 91%.

•                  Joint ownership discussions continue.

Chairman’s Statement

As expected our first quarter results to March 2004 have shown a loss of EUR 8.2 million versus a loss of EUR 11.7 million for the quarter ending March 2003, i.e. an improvement of 30%.  During this quarter we have made significant effort to fill the capacity freed up by the cessation of our code share arrangements with SN Brussels Airlines. Revenues booked and flown on our own aircraft have improved to EUR 35.5 million in the first quarter.

Costs have been well controlled over the period, with costs per available seat kilometre down 18% to 5.28 eurocents.  This has been achieved with savings in all cost categories, helped by the strength of the euro against the dollar.

Heavy ticket discounting continues to all our major destinations, but in particular on routes to Milan and Rome where we compete against Alitalia.  We have written to the European Commissioner responsible for competition, complaining about evident predatory pricing practices.  We look forward to the EC’s response.  Last year we complained about unfair subsidies being offered to Ryanair and were proven right by the European Commission.  We welcome fair competition that will be good for consumers in the long run. We encourage network operators to make the tough decision to cut capacity and their costs.  With a unit cost of a little over 5 eurocents per available seat kilometre we know we have a business model that can compete effectively in a fair market place.

Not only have we achieved an extremely competitive cost position across our network but we also remain the most punctual airline in Europe with more than 91% of our flights leaving on time.  Our customers recognise that we offer low fares, excellent on time performance and a range of additional services that can be purchased electronically.

This includes guaranteed additional leg room, pre-allocated seating and gourmet meals ordered in advance, as well as hotel accommodation and car hire.

Forecasting year-end performance is very difficult given the volatility of yields and the instability on the oil markets. In the first quarter we began to see some improvement in ticket prices for summer bookings. We would expect this trend to continue as major operators take steps to deliver profits from their European networks. In addition we will continue to manage our costs down. We have reduced our 737 fleet from 13 to 11 aircraft and extended leases on two aircraft at significantly lower monthly costs. In addition we have renegotiated a number of supplier contracts in order to bring costs down. We currently benefit from the weakness of the dollar, but the extremely high kerosene prices are acting against this benefit.

In March 2004 we announced that a letter of intent was signed with the shareholders of SN Airholding, the parent company of SN Brussels Airlines, to form a joint holding company. An announcement will be made as soon as material progress has been made. Regulatory approval may be required.

David Hoare

Executive Chairman

Results for Q1 2004

For the first quarter of 2004 the company reported an expected seasonal net loss of EUR 8,186,000 versus a net loss of EUR 11,747,000 for the first quarter of 2003.

Net income per IDS and ADS for the quarter are shown in the table below.

Earnings per IDS and ADS	1Q 2003	1Q 2004
EUR per IDS	-2.43	-0.20
USD per ADS	-2.60	-0.24
Average Shares(1)	4,842,500	39,950,625
USD/EUR (Average) Exchange Rate	1.073	1.185

Revenues

Total revenues decreased 10% to EUR 37.4 million in the quarter ended 31st March 2004, compared to EUR 41.7 million a year ago. The decrease in total revenue was mainly due to the cessation of the codeshare agreement with SN Brussels Airlines. However revenues booked and flown on our own aircraft have gone up by 7% to EUR 35.5 million in the first quarter 2004, compared to EUR 33.2 million in the same period the previous year.

The development of new services, such as extra legroom and further focus on the ancillary revenue (sales of catering on-board, overweight baggage, etc…) led to a significant increase in other revenue.

(1) On 28 April 2003, each ordinary share of €0.0024789 together with one ordinary share of €0.0075211 (issued by way of a capitalisation of reserves) was consolidated into one new ordinary share of €0.01. There was no change to the number of shares as a result. On the same date, Virgin Express Holdings PLC increased its authorised capital and made a “Placing and Open Offer” of 35,108,125 new ordinary shares to the company’s majority shareholder Virgin Sky Investments Limited and other qualifying shareholders (i.e. IDR holders but excluding ADR holders in the US). This was underwritten by the IDR holders (through the registered holder Guaranty Nominees Ltd) for an amount of €2,589,439 in consideration for the allotment of €2,589,439 new ordinary shares of €0.01 each at an issue price of €1.00. Virgin Sky Investments Ltd subscribed to the remainder, i.e. for an amount of €32,518,686 in consideration for the allotment to it of 32,518,686 ordinary shares at the same issue price of €1.00.

Expenses

Total operating expenses decreased by 13% to EUR 44.8 million for the quarter, compared to EUR 51.4 million in the same period the previous year. In the first quarter of 2004, the company continued the process of cost control and reduction, which resulted in a decrease of its system unit costs by 18% to 5.28 Euro cents per ASK, despite the increase of several costs outside the company’s control such as airport taxes, overflight charges, higher fuel price and insurance costs. The optimisation of the fleet utilization, the favourable dollar and strict cost control enabled us to achieve this result.

With the exception of the historical factual information, the statements made in this press release constitute forward-looking statements under the safe harbour provisions of the Private Securities Litigation Reform Act of 1995. Such forward looking statements are based on current expectations and involve certain assumptions, risks and uncertainties that could cause actual results to differ materially from those included or contemplated by the statements. The company disclaims any obligation to update any forward-looking statements as a result of developments occurring after the issuance of the press release.

Virgin Express Holdings PLC

Unaudited Results for the Three Months Ended

31 March 2003 and 2004.

(EUR Thousands)	3 Months Ended 31 March 2003	3 Months Ended 31 March 2004	var
Revenue
Scheduled	40,540	33,132	-18%
* Virgin Express passenger revenue	33,157	35,480	7%
* Codeshare revenue	7,383	(2,348)	-132%
Charter	163	392	141%
Other	983	3,862	293%
Total Revenue	41,685	37,386	-10%

Operating Expenses
Flight Operations	4,026	3,989	-1%
Aircraft Fuel	6,161	5,729	-7%
Navigation Fees	4,538	4,270	-6%
Maintenance	5,902	5,420	-8%
Aircraft Ownership	9,431	7,548	-20%
Station Operations	8,379	8,280	-1%
Passenger Services	3,426	2,703	-21%
Sales & Marketing	4,877	3,341	-31%
Depreciation & Amort.	633	391	-38%
General & Administrative	4,046	3,159	-22%
Total Operating Expenses	51,416	44,829	-13%

Operating Profit / (Loss)	(9,731)	(7,444)	24%

Non Operating Income / (Loss)	(1,981)	(596)	70%

Profit / (Loss) before Taxation and	(11,712)	(8,040)	31%

Tax and Minority Interests	(35)	(146)

Profit / (Loss) after Taxation and Minority interests	(11,747)	(8,186)	30%

Media contact: Yves Panneels, Corporate Communication Manager, tel. +32 (0)2 752 06 77